124 E. Main Street
P.O. Box 458
Ephrata, PA 17522
Toll free: 800-321-6112

August 10, 2006

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	D&E Communications, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-3,
Registration No. 33-85896-99

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), D&E Communications, Inc. (the “Company”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-3 (Registration No. 33-85896) (the “Registration Statement”), which was filed with the Securities and Exchange Commission on May 8, 2006.

The Company requests the withdrawal of the Amendment because the Amendment was incorrectly filed as a post-effective amendment to the Registration Statement, rather than a new registration statement, in order to register the 300,000 shares of the Company’s common stock being offered pursuant to its Dividend Reinvestment and Stock Purchase Plan (the “Plan”). No securities have been sold in connection with the Amendment. The Company will file on the date hereof a new registration statement on Form S-3 to re-register the 300,000 shares of the Company’s common stock being offered pursuant to the Plan.

Please contact our legal counsel, Kimberly J. Decker, should you have further questions regarding our request for withdrawal. Ms. Decker may be reached at 717-399-1506. Thank you for your assistance in this matter.

Sincerely,

D&E COMMUNICATIONS, INC.

By:	/s/ James W. Morozzi
James W. Morozzi, President and
Chief Executive Officer

cc:	Kimberly J. Decker, Esquire